FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

February 28, 2024

For

McGinley Orthopaedic Innovations, Inc.

A Wyoming Corporation I.R.S. E.I.N. 49-5451999

2435 KING BLVD #230

CASPER, WY, 82604
Phone: 307-315-6403

Item 3. Material Modification to the Rights of Securityholders

On February 14, 2024, pursuant to Wyo. Stat. Section 17-16-1003, McGinley Orthopaedic Innovations, Inc. (the “Company”) filed an amendment to and restatement of the Company’s Articles of Incorporation (the “Articles”). This amendment and restatement to the Articles was approved by more than 65% of the then outstanding shares of record (as required by the Articles in effect at the time), with 76.10% of the then outstanding shares of record voting in favor of the amendments and 0.43% of the shares voting against.

The amended and restated Articles (the “Amended Articles”) provide for a redesignation of its common shares into “Class A common shares” and the creation of two new classes of shares “Class B Non-voting common shares” and “Class C preferred shares”. The Amended Articles are attached hereto as Exhibit 2A.

Class A common shares have materially consistent rights as those common shares held by shareholders prior to February 14, 2024 and offered through the Regulation A Offering qualified on September 13, 2022.

The Class B Non-voting common shares exhibit a material difference than Class A common stock in that Class B Non-voting common shares are not permitted to vote on matters subject to a shareholder vote.

At the election of the Class A shareholder, any outstanding Class A shares can be converted to Class B Non-voting shares at a 1:1 ratio. The ability for a Class A common shareholder to convert to Class B common shares ends on March 29, 2024.

Through the Amended Articles, the Company has also authorized and created a new class of shares “Class C preferred shares”. Class C preferred shares and Class A common shares are authorized to vote on the same matters, with each Class C preferred share having the same voting power as a Class A common share, one vote. Class C preferred shares have a liquidation preference as compared to Class A and Class B common stock. (See Exhibit 2A, Amended and Restated Articles of Incorporation, Article VI(A)(i)).

Item 9. Other Events

In addition to amending the Articles, the Company has offered Class A common shareholders the ability to convert their Class A common shares to Class B Non-voting common shares. This offer to Class A common shareholders expires on March 29, 2024. To incentivize Class A common shareholders to elect to convert their Class A common Shares to Non-voting Class B common shares, the Company is attaching an offer of warrants to the election to convert. For each Class A common share converted, the converting shareholder receives a warrant for 0.5 Class B Non-voting common shares. Each warrant for the purchase 0.5 Class B Non-voting common shares has exercise prices of (1) $2.50 per Class B Non-voting common share if exercised before March 29, 2024; or, (2) if unexercised after such date, $3.00 per Class B Non-voting common share if exercised before February 23, 2025. The warrants expire after February 23, 2025. A copy of the Share Conversion and Warrant Agreement.

Since the Amended Articles were filed with the Wyoming Secretary of State on February 14, 2024, 120 Class A common shareholders, equaling 3,311,642.52 Class A common shares, have converted their Class A common shares into Class B Non-voting common shares. As of the date of this Form 1-U, the Company has 120 Class B Non-voting common shareholders from conversions.

EXHBITS

Exhibit Index

Exhibit 2A: Amended and Restated Articles of Incorporation

Exhibit 6: Share Conversion and Warrant Agreement

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

McGinley Orthopaedic Innovations, Inc.

(Exact name of issuer as specified in its charter)

By s/ Dr. Joseph C. McGinley

Chairman of the Board of Directors, CEO